82-3138

BAE SYSTEMS

With Compliments

BAE SYSTEMS plc Stirling Square 6 Carlton Gardens London SW1Y 5AD United Kingdom
Telephone +44 (0) 1252 373232 Fax +44 (0) 1252 383991

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International S.A., Capital International Inc., and Capital Research and Management Company.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:
State Street Nominees Ltd - 17,234,294
Bank of New York Nominees Ltd - 2,826,142
Chase Nominees Ltd - 57,641,700
BT Globenet Nominees Ltd - 1,065,691
Midland Bank plc - 21,019,521
Bankers Trust - 5,701,733
Barclays Bank - 2,821,366
Citibank London - 2,091,738
Nortrust Nominees - 14,517,407
Royal Bank of Scotland - 96,100
MSS Nominees Ltd - 204,350
State Street Bank & Trust Co - 97,200
HSBC Bank plc - 24,700
Mellon Bank N.A. - 300,000
ROY Nominees Limited - 86,900
Mellon Nominees (UK) Limited - 1,945,409

Capital International Limited:
State Street Nominees Ltd - 1,061,700
Bank of New York Nominees - 10,745,191
Northern Trust - 434,120
Chase Nominees Ltd - 6,987,578
Midland Bank plc - 528,400
Bankers Trust - 2,488,900

dlw 4/15

Barclays Bank - 458,845
Citibank London - 675,300
Morgan Guaranty - 265,900
Nortrust Nominees - 5,305,539
Royal Bank of Scotland - 154,000
MSS Nominees Ltd - 264,700
State Street Bank & Trust Co - 503,800
Lloyds Bank - 243,900
Deutsche Bank AG - 9,85,500
HSBC Bank plc - 709,200
Mellon Bank N.A. - 739,403
Northern Trust AVFC - 294,300
KAS UK - 99,200
Mellon Nominees (UK) Ltd - 263,000
Bank One London - 330,522
Clydesdale Bank plc - 246,700

Capital International S.A.:
State Street Nominees Ltd - 77,400
Bank of New York Nominees - 232,547
Chase Nominees Ltd - 2,056,120
Credit Suisse London Branch - 145,900
Midland Bank plc - 552,400
Barclays Bank - 535,500
Citibank London - 145,600
Brown Bros - 34,700
Nortrust Nominees - 92,400
Morgan Stanley - 113,700
Royal Bank of Scotland - 2,802,894
MSS Nominees Ltd - 75,000
JP Morgan - 3,826,900
State Street Bank & Trust Co - 215,600
National Westminster Bank - 402,100
Lloyds Bank - 214,200
Vidacos Nominees Ltd - 240,905
RBSTB Nominees Ltd - 146,900
Citibank NA - 67,400
Deutsche Bank AG - 680,810
HSBC Bank plc - 776,706

Capital International, Inc:
State Street Nominees Ltd - 2,487,200
Bank of New York Nominees - 581,700
Chase Nominees Ltd - 2,867,000
Midland Bank plc - 109,100
Deutsche Bank Mannheim - 53,200
Bankers Trust - 14,800
Citibank London - 67,100
Nortrust Nominees - 731,499
Royal Bank of Scotland - 83,800

State Street Bank & Trust Co - 308,900
RBSTB Nominees Ltd - 17,000
Citibank NA - 286,500
Deutsche Bank AG - 28,700
Chase Manhattan Nominee Ltd - 16,300
HSBC Bank plc - 85,100

Capital Research and Management Company:
Chase Nominees Limited - 19,074,532

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given as at 3 September 2003

11. Date company informed

5 September 2003

12. Total holding following this notification

201,708,062 shares

13. Total percentage holding of issued class following this notification

6.592%

14. Any additional information

Notification received under s198 CA85

15. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

16. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of notification

5 September 2003

RNS Number:3320P
BAE SYSTEMS PLC
3 September 2003

FORM SAR 3

Date of disclosure.2 SEPTEMBER 2003..

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of acquisition.......2 SEPTEMBER 2003.............................

Acquisition in...........ALVIS PLC....................(name of company)

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares acquired	If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
ORDINARY SHARES OF 25P SHARES	31,882,534..shares	THE ACQUISITION OF
	...N/A.........rights	FOLLOWING THE COMPLETION OF AN AGREEMENT TO ACQUIRE THOSE SHARES FROM GKN (UNITED KINGDOM) PLC. THE RIGHTS OVER SHARES ARISING IN FAVOUR OF BAE SYSTEMS PLC UNDER THAT AGREEMENT WERE NOTIFIED ON FORM SAR 3, DATED 22 AUGUST 2003.

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
..31,882,534...(28.95%)	.....0.....(%)	...28.95....(%)

(3) Party making disclosure.......BAE SYSTEMS PLC....................

(4) (a) Name of person acquiring shares or rights over shares BAE SYSTEMS PLC
and, if different, beneficial owner.............................

(b) Names of any other persons acting by agreement or understanding (see SAR 5)........N/A............

Signed, for and on behalf of the party named in (3) above..................

(Also print name of signatory)...DAVID PARKES..........................

Telephone and extension number......01252 383857..................

Note. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.

END

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International S.A., Capital International Inc., and Capital Research and Management Company.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:
State Street Nominees Ltd - 17,348,494
Bank of New York Nominees Ltd - 2,836,342
Chase Nominees Ltd - 58,552,800
BT Globenet Nominees Ltd - 1,071,291
Midland Bank plc - 21,111,521
Bankers Trust - 5,741,333
Barclays Bank - 2,825,186
Citibank London - 2,106,438
Nortrust Nominees - 14,840,207
Royal Bank of Scotland - 96,100
MSS Nominees Ltd - 204,350
State Street Bank & Trust Co - 97,200
HSBC Bank plc - 24,700
Mellon Bank N.A. - 300,000
ROY Nominees Limited - 86,900
Mellon Nominees (UK) Limited - 1,960,409

Capital International Limited:
State Street Nominees Ltd - 1,300,500
Bank of New York Nominees - 11,308,291
Northern Trust - 677,020
Chase Nominees Ltd - 7,964,653
Midland Bank plc - 580,400
Bankers Trust - 2,605,800

Barclays Bank - 493,479
Citibank London - 738,200
Morgan Guaranty - 409,400
Nortrust Nominees - 6,266,919
Royal Bank of Scotland - 187,000
MSS Nominees Ltd - 376,900
State Street Bank & Trust Co - 639,400
Lloyds Bank - 306,200
Deutsche Bank AG - 1,113,500
HSBC Bank plc - 1,012,300
Mellon Bank N.A. - 739,403
Northern Trust AVFC - 294,300
KAS UK - 120,100
Mellon Nominees (UK) Ltd - 263,000
Bank One London - 458,722
Clydesdale Bank plc - 305,800

Capital International S.A.:
State Street Nominees Ltd - 77,400
Bank of New York Nominees - 336,547
Chase Nominees Ltd - 2,672,929
Credit Suisse London Branch - 205,600
Midland Bank plc - 636,000
Barclays Bank - 557,300
Citibank London - 183,300
Brown Bros - 34,700
Nortrust Nominees - 109,700
Morgan Stanley - 132,700
Royal Bank of Scotland - 3,749,094
MSS Nominees Ltd - 109,000
JP Morgan - 4,402,900
State Street Bank & Trust Co - 301,200
National Westminster Bank - 479,800
Lloyds Bank - 234,800
Vidacos Nominees Ltd - 334,005
RBSTB Nominees Ltd - 146,900
Citibank NA - 67,400
Deutsche Bank AG - 896,392
HSBC Bank plc - 860,900

Capital International, Inc:
State Street Nominees Ltd - 2,501,300
Bank of New York Nominees - 581,700
Chase Nominees Ltd - 2,881,300
Midland Bank plc - 109,100
Deutsche Bank Mannheim - 53,200
Bankers Trust - 14,800
Citibank London - 67,100
Nortrust Nominees - 781,799
Royal Bank of Scotland - 83,800

State Street Bank & Trust Co - 308,900
RBSTB Nominees Ltd - 17,000
Citibank NA - 286,500
Deutsche Bank AG - 28,700
Chase Manhattan Nominee Ltd - 16,300
HSBC Bank plc - 102,900

Capital Research and Management Company:
Chase Nominees Limited - 38,174,532

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given as at 28 August 2003

11. Date company informed

1 September 2003

12. Total holding following this notification

229,902,056 shares

13. Total percentage holding of issued class following this notification

7.513%

14. Any additional information

Notification received under s198 CA85

15. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

16. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of notification

1 September 2003

RNS Number:9803O
BAE SYSTEMS PLC
22 August 2003

FORM SAR 3

Date of disclosure 22 AUGUST 2003

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of acquisition 22 AUGUST 2003

Acquisition in ALVIS PLC (name of company)

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares acquired		If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
ORDINARY SHARES OF 25P	31,882,534	shares rights	AGREEMENT TO ACQUIRE SHARES FROM GKN (UNITED KINGDOM) PLC
(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)		Total percentage
(%)	31,882,534	(28.95%)	(28.95%)

(3) Party making disclosure BAE SYSTEMS PLC

(4) (a) Name of person acquiring shares or rights over shares
BAE SYSTEMS PLC

and, if different, beneficial owner

(b) Names of any other persons acting by agreement or understanding (see SAR 5) N/A

Signed, for and on behalf of the party named in (3) above

(Also print name of signatory) ANN-LOUISE HOLDING

Telephone and extension number 01252 383185

Note. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate
holdings to disclose certain disposals.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the
SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring

Section, Tel. No: 020 7638 0129.

END